UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)
|_| Form 10-K Form 20-F   |_| Form 11-K   |X| Form10-Q   |_| Form N-SAR

For Period Ended: September 30, 2004
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ______________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

----------------

PART I--REGISTRANT INFORMATION

Rexhall Industries, Inc. IRS Employer Identification No: 95-4135907

Full Name of Registrant

N/A

Former Name if Applicable

46147 7th Street West

Address of Principal Executive Office (Street and Number)

Lancaster, California 93534

City, State and Zip Code

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NARRATIVE FOR 12B-25

Registrant requires more time to complete preparation of, and to finalize, Form 10-Q for the quarter ended September 30, 2004.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dianna Miller Chief Financial Officer

661-726-0565

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record a loss of approximately $4,369,000 for the nine months ended September 30, 2004. A large portion of this loss is attributable to an increase in the inventory obsolescence reserve of $2,015,000.

                            REXHALL INDUSTRIES, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2004

      /s/Dianna Miller
By:   Dianna Miller
      Chief Financial Officer